February 28, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	The DFA Investment Trust Company
 File No. 811-7436

Dear Ms. Bentzinger:

On behalf of The DFA Investment Trust Company (the “Registrant”), below you will find the Registrant’s responses to the Staff’s comments conveyed with regard to Amendment No. 60 (the “Amendment”) to the Registrant’s Registration Statement that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2018 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The SEC Staff’s comments are summarized below, followed by the Registrant’s responses to the comments.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Amendment.

1. Comment.  In Part A under Item 7. Tax Information, please consider revising the disclosure regarding the taxation of distributions from a tax-advantaged arrangement to state that such distributions “will be taxed” rather than “may be taxed” when withdrawn from such a plan or account.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant’s disclosure notes that such distributions “may be taxed” when withdrawn from a tax-advantaged arrangement because distributions from certain tax-advantaged accounts (e.g., qualified distributions from a Roth 401(k) or IRA or 529 account) are not taxed when withdrawn.

2. Comment.  In Part A under Item 9(a) and (b). Investment Objectives and Implementation of Investment Objectives, please include disclosure in the “Investment Objective and Policies” clarifying that each 80% policy, as applicable, applies to the value of the Series’ net assets, plus the amount of any borrowings for investment purposes.

Response.  The Registrant includes this language in the disclosure regarding the 80% policy on page 57 of the Part B and does not intend to borrow money for investment purposes as a principal strategy.  The Registrant, however, has revised the disclosure in the Part A to include

U.S. Securities and Exchange Commission
February 28, 2019

such disclosure since shares of the Trust are sold only to other investment companies and certain institutional investors and, accordingly, would not be confusing for such investors.

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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss the response presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
The DFA Investment Trust Company